787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 12, 2009

VIA EDGAR

Michael Kosoff

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Trust (the “Trust”)
File No. 811-07261
Preliminary Proxy Statement Filed on May 28, 2009

Dear Mr. Kosoff:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that you provided in a telephone conversation with the undersigned on June 5, 2009.

For your convenience, the substance of those comments has been restated below in italicized text.  Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.  The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:              Please confirm supplementally that the definitive proxy materials will be posted to an internet website pursuant to Rule 14a-16 under the Securities Exchange Act of 1934.  Please also add a sentence that proxy materials are available on the website and provide a link to the website.

Response:                        The definitive proxy materials will be posted to an internet website and the relevant disclosure has been added.

Comment No. 2:              Please explain supplementally how Credit Suisse will proceed with respect to charging the Portfolio an advisory fee if the proposal is not approved by contractholders.  As a registered investment adviser, Credit Suisse’s charging of a fulcrum fee based upon the Portfolio’s performance against an inappropriate index may be deemed a violation of Section 205(c) of the Investment Advisers Act of 1940, as amended.

Response:                        In the event that the proposal is not initially approved by contractholders, the Registrant will consider whether to resolicit proxies to obtain approval of the proposal.  For so long as

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in alliance with Dickson Minto W.S., London and Edinburgh

the Current Advisory Agreement is in effect (as it is currently), Credit Suisse intends to continue to waive its advisory fee pursuant a Fee Waiver Agreement between Credit Suisse and the Trust, on behalf of the Portfolio.  The Fee Waiver Agreement has been filed as an Exhibit to the Registrant’s Registration Statement on Form N-1A.  Under the Fee Waiver Agreement, Credit Suisse is obligated to waive its advisory fee so that it does not exceed an annual rate of 1.00% of the Portfolio’s average daily net assets (which is the same rate as the rate under the New Advisory Agreement).  As a result, currently, Credit Suisse is effectively receiving the same advisory fee that it would receive under the New Advisory Agreement.  Credit Suisse will not experience any benefit, in terms of its advisory fee, from the Performance Adjustment, and at the same time will be subject to an advisory fee of lower than an annualized rate of 1.00% of the Portfolio’s average daily net assets in the case of any downward Performance Adjustment.

Comment No. 3:              In the first question and answer of the Q&A, please include disclosure explaining how the performance adjustment can exceed a rate of 0.20%.  Please also clarify the time period over which the performance adjustment is applied.

Response:                        The requested disclosure has been added.

Comment No. 4:              Please confirm that the required vote to approve the proposal complies with relevant state law requirements.

Response:                        The required vote to approve the proposal complies with Massachusetts law requirements.

Comment No. 5:              On page 2, please include disclosure explaining that as a result of proportional voting, the vote of a small number of shares could determine the outcome of the proposal.

Response:                        The requested disclosure has been added.

Comment No. 6:              In the third paragraph on page 3, please include disclosure clarifying that the 0.20% performance adjustment rate is an annual rate.  Please also include the disclosure requested by Comment No. 3.

Response:                        The requested disclosure has been added.

Comment No. 7:              Please revise the discussion regarding the current advisory fee to reflect plain English.  Please also include a discussion of the effect on the current advisory fee in each of the following scenarios: (a) if the Portfolio outperformed the Emerging Markets Index and (i) assets increased over the performance measurement period, (ii) assets decreased over the performance measurement period, and (iii) assets remained flat over the performance measurement period, and (b) if the Portfolio underperformed the Emerging Markets Index and (i) assets increased over the performance measurement period, (ii) assets decreased over the performance measurement period, and (iii) assets remained flat over the performance measurement period.

Response:                        Certain minimal changes have been made to the disclosure regarding the current advisory fee and its method of calculation in an effort to clarify such items.  However, the Registrant is of the view that the current discussion regarding the current advisory fee is stated in a clear and accurate manner.  Further, the Registrant believes that a discussion regarding the current advisory fee requires a significant amount of detail to ensure that the fee and its method of calculation are described accurately.  As a result, the current disclosure contains a narrative description of the current advisory fee and its method of calculation as well as a description of how the Performance Adjustment can vary depending on circumstances, and also includes hypothetical examples of the calculation of the fee in an effort to help contractholders understand the current advisory fee arrangement.

Further, the hypothetical examples currently set out in the Proxy Statement cover some of the scenarios set out above.  However, the Registrant has not revised the disclosure to include any additional scenarios set out above, as the Portfolio does not currently pay an advisory fee of greater than 1.00% due to the Fee Waiver Agreement and because continuing to be subject to the current advisory fee, which is based on the Portfolio’s performance against an inappropriate index, is not a viable option for the Portfolio.  (See Comment No. 3 and response thereto.)

Comment No. 8:              In the penultimate full paragraph on page 7, please disclose the amount of the total advisory fee rate after taking into account the Performance Adjustment.

Response:                        The requested disclosure has been added.

Comment No. 9:              Please revise the format of the fee and expense table on pages 9-10 so that it is consistent with the format required by Form N-1A.  In the introductory paragraph to the table, please include a sentence stating that if charges and expenses imposed under the variable contracts or plans were included in the fee and expense table, the fees and expenses shown would have been higher.  Additionally, please include the Performance Adjustment in the disclosure of the Management Fee instead of as a separate item and ensure that the appropriate Performance Adjustment is reflected.  Further, please ensure that any voluntary waivers are only included as a footnote to the fee and expense table.

Response:                        The requested changes have been made.

Comment No. 10:           Please clarify which tables are being referred to in the first sentence to the introductory paragraph of the Examples on page 10.  If necessary, please revise the Examples on page 10 to reflect the appropriate Performance Adjustment.

Response:                        The first sentence to the introductory paragraph has been revised to clarify the reference to the fee and expense table.  Additionally, the Examples have been revised to reflect the appropriate Performance Adjustment.

Comment No. 11:           The last paragraph of the “Additional Information — General” section states that “[a]ny proxy given by a shareholder is revocable.”  Please disclose the manner in which a shareholder may revoke a proxy.

Response:                        The requested disclosure has been added.

Comment No. 12:           Please explain why the voluntary waiver disclosed for International Equity Flex II Portfolio as shown in Appendix E is different from the voluntary waiver for such portfolio disclosed in its prospectus dated May 1, 2009.

Response:                        The voluntary waiver disclosed in the prospectus is based on the most recent audited annual report and represents the actual waiver during the Portfolio’s fiscal year ended December 31, 2008. The voluntary waiver disclosed in Appendix E represents the voluntary waiver for the current fiscal year ending December 31, 2009.

Comment No. 13:           Please provide the Tandy representations.

Response:                        The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	J. Kevin Gao, Esq., Credit Suisse Asset Management, LLC
Rose DiMartino, Esq., Willkie Farr & Gallagher LLP
Jonathan Burwick, Esq., Willkie Farr & Gallagher LLP